EXHIBIT 15.1

 True Leaf Completes Purchase of 40-Acre Site for Cannabis Production

Phase one construction plan includes a 25,000 square foot hydroponic medicinal cannabis production facility in Lumby, BC

VERNON, British Columbia, Jan. 30, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf”) (CSE:MJ) (FSE:TLA) (OTCQB:TRLFF), a quality of life cannabis company for people and their pets, has completed the purchase of 40 acres of land that encompasses the site of its facility in Lumby, British Columbia, Canada, through its wholly owned subsidiary True Leaf Medicine Inc.

The purchase was finalized on January 19, 2018 at a total cost of $3.3 million CAD.

True Leaf, as previously announced, closed a $10 million Regulation A+ offering and a concurrent $4 million non-brokered private placement financing with Canadian investors only. True Leaf is the first Canadian-listed company to conduct a success Regulation A+ offering.

The company used a portion of the proceeds from the offerings to complete the purchase of the Lumby site. Additional offering proceeds will be used to build and staff phase one of the True Leaf facility, as well as provide working capital for the True Leaf Pet business.

True Leaf’s application to produce and distribute cannabis under Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) has completed the security clearance stage, and the company has permission to build its production facility. At this time, True Leaf does not have a license to produce cannabis.

True Leaf expects phase one: the construction of a 16,000 square foot hydroponic grow building and a 9,000 square foot building housing offices, extraction facility, and laboratory and packaging areas to be completed by the end of summer 2018, with a first crop produced in the fall of 2018. True Leaf’s first crop will be required to pass a Health Canada inspection in order for True Leaf to be granted a license to grow medicinal cannabis.

Commenting on this latest milestone, True Leaf CEO Darcy Bomford said, “The company is pleased with the completion of our offerings and the purchase of the land and we can move forward in our pursuit of growing what we hope will be the best quality medicinal cannabis in the world.”

True Leaf plans to become one of the main employers in Lumby, a logging community of 1,700 in the northeast corner of the Okanagan Valley in southern British Columbia.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company’s goal is to provide federally-approved, safe and effective cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been given approval by Health Canada to build its grow facility and will be subject to a Health Canada security inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets safe, hemp-focused products for the pet industry. The Company launched the True Hemp™ pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp™ North American products are free of CBD and THC, making them the first federally legal products to be marketed in Canada and the United States.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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SEC Legends

An offering statement regarding the offering described in this news release has been filed with the SEC. The SEC has qualified that offering statement, which only means that we may make sales of the securities described by the offering statement. It does not mean that the SEC has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. The offering has closed, however, you may obtain a copy of the offering circular that is part of that offering statement from: HERE

Forward-Looking Information:

This press release contains forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Although True Leaf believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this press release. Actual results could differ materially from those currently anticipated due to a number of factors and risks discussed in True Leaf’s continuous disclosure filings available under the Company's profile on www.sedar.com. While the Company may elect to, it does not undertake to update this information at any particular time.

Risks of Investment in True Leaf

An investment in True Leaf has a high degree of risk including the lack of a listed market for its securities in the United States as well as other risks common to Regulation A+ investments such as a small equity market capitalization and public float, which may impair the liquidity of this investment. Moreover Canadian investors are unable to sell securities placed in the concurrent offering. The Company can make no assurances about the success of its products, or its licensing or marketing efforts; consequently investors in True Leaf may lose some or all of their investments. True Leaf does not have a license to produce cannabis. Cannabis, marijuana, and any products containing THC and CBD are illegal in the United States of America, notwithstanding laws of several states to the contrary. Further, transportation of such products across state lines or across national boundaries remains a Federal Offense in the United States of America, as well as the use of any federally chartered financial institution for transmittal or deposit of funds related to the sale of such products. Accordingly, there can be no assurance that True Leaf will receive a license to produce cannabis from Health Canada, and even if it were to receive such a license, there can be no assurance that it can import its products into the United States for market or sale, or to repatriate the proceeds of such sales for the benefit of investors in this offering.